Exhibit 99.4
OVERSEAS INVESTMENT OFFICE CONSENT GRANTED FOR AGRIA TO ACQUIRE ADDITIONAL
SHARES IN PGG WRIGHTSON LIMITED
Beijing, China April 15 2011 — Agria (Singapore) Pte Limited (Agria) is pleased to announce that the New Zealand Overseas Investment Office has granted consent to Agria in connection with its takeover offer (Offer) and shareholding in PGG Wrightson Limited (PGW).
To date, Agria has received acceptances under its Offer which, taken together with shares it currently holds in PGW, give Agria 50.52% of the shares in PGW. This includes the acceptance received from Pyne Gould Corporation Limited, for its entire 18.32% shareholding in PGW.
Under Agria’s Offer, it can only obtain a maximum of 50.01% of the shares in PGW. This means that as more shareholders accept the Offer between now and the end of the Offer period acceptances will be subject to scaling as set out in the Offer document.
Having received the approval from the New Zealand Overseas Investment Office, Agria, in order to be able to declare its Offer unconditional subject to the terms of its Offer, needs to obtain certain Chinese regulatory approvals by 23 April 2011.
About Agria Corporation
Agria Corporation (NYSE: GRO) is a China-based company with investments in the agricultural sector. For more information about Agria Corporation, please visit www.agriacorp.com.

Contacts:
In China:	In the U.S.:
John Layburn	David Pasquale
Chief Strategy and Compliance Officer	Senior Vice President
China Tel: 86-10-8438 1031	U.S. Tel: +914-337-1117
john.layburn@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.